

January 16, 2013

<u>Via E-Mail</u>
Mr. J. Stephen Wilson
Chief Financial Officer
LiveReel Media Corporation
2300 Yonge Street, Suite 1710
PO Box 2408
Toronto, Ontario M4P 1E4, Canada

       Re: LiveReel Media Corporation
                   Form 20-F for the year ended June 30, 2012
                   Filed October 29, 2012
                   File No. 000-50492

Dear Mr. Wilson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 3. Key Information</u>
  (A) <u>Selected Financial Data, page 6</u>

1. We note your disclosure indicating that you have presented Selected Financial Data prepared under IFRS for the fiscal years ended June 30, 2012 and 2011 and under Canadian GAAP for the fiscal years ended June 30, 2010, 2009 and 2008. In this regard, please note that it is not appropriate to present IFRS financial data alongside financial data that has been prepared in accordance with Canadian GAAP. Refer to Instructions 1 and 3 of General Instruction G of Form 20-F. Accordingly, please revise your selected financial data to:

- Disclose that the information based on Canadian GAAP is not comparable to the information based on IFRS.
- Revise the presentation of your selected financial data so that the Canadian GAAP and IFRS Selected Financial Data are not presented side-by-side.

(D) <u>Risk Factors, page 8</u>

2. Please revise to provide a risk factor that the auditor's report contains an explanatory paragraph for the going concern uncertainty.   You should state that the Company has incurred losses since inception and this raises substantial doubt about your ability to continue as a going concern.

<u>Item 5. Operating and Financial Review and Prospects</u>
   (A) <u>Operating Results, page 15</u>

3. This section appears to compare financial information prepared under IFRS with information that has been prepared under Canadian GAAP. Also, it appears that in the tables included in this section you have presented financial information presented under IFRS alongside financial information prepared under Canadian GAAP. As noted above, it is not appropriate to present your IFRS financial information alongside information that has been prepared in accordance with Canadian GAAP. Accordingly, please revise to eliminate this side by side presentation of IFRS and Canadian GAAP financial information. In addition, it is not appropriate to compare your operating results as determined in accordance with IFRS with those that were previously determined under Canadian GAAP. Please revise your discussion in this section to discuss your results of operations for the two most recent fiscal years prepared in accordance with IFRS as issued by the IASB. No part of your discussion should relate to financial statements prepared in accordance with Canadian GAAP. Refer to the guidance outlined in General Instruction G(e) of Form 20-F.

<u>Item 17. Financial Statements, page 52</u>

4. We note the disclosure on page 52 indicating that you have prepared the financial statements included in your Annual Report on Form 20-F in accordance with Item 17 of Form 20-F. Please note that compliance with Item 18 rather than Item 17 of Form 20-F is required for all issuer financial statements included in all Securities Act registration statements, Exchange Act registration statements on Form 20-F, and annual reports on Form 20-F. Please amend your annual report on Form 20-F to comply with Item 18 of Form 20-F. Also, all references to Item 17 of Form 20-F of your annual report on Form 20-F should be revised to reference Item 18 of Form 20-F.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

5. We note that the audit opinion refers to International Financial Reporting Standards rather than International Financial Reporting Standards <u>as issued by the International Accounting Standards Board</u>. Please note that he latter is required in order to omit the reconciliation of net income and stockholders' equity to US GAAP. Additionally, we note that your statement of compliance in the footnotes to the financial statements on page F-6 also does not assert compliance with IFRS as issued by the IASB. Please revise your annual report on Form 20-F to include a report of your independent registered accounting firm that asserts compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board or revise to provide a reconciliation of your net income and stockholders' equity to US GAAP for each period presented in your financial statements. Refer to the guidance outlined in Item 17c of Form 20-F. Also, if your financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, please revise the disclosure in the first paragraph of Note 2(a) to your financial statements to clearly state such compliance.

6. In addition, we note that the "Emphasis of Matter" paragraph is not presented in accordance with PCAOB standards regarding going concern uncertainties. Please refer to AU 341, paragraphs 12 and 13 and revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief